UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No.__2__)*

                       CCC Information Services Group Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   12487Q109
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement __. (A fee is not required only if the filing person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficialownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "files" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     This Amendment No. 2 amends Item 8 of the Schedule 13G Statement dated February 13, 1997,filed by Loeb Investors Co.XIII ("Loeb Investors") and others.

Signature

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


March 18, 1997                            Loeb Investors Co. XIII
                                      By: /s/ Thomas L. Kempner
                                              Managing Partner



March 18, 1997                            Loeb Investors Co. XV
                                      By: /s/ Thomas L. Kempner
                                              Managing Partner


March 18, 1997                            Loeb Investors Co. 108
                                      By: /s/ Thomas L. Kempner
                                              Managing Partner